                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                               (Amendment No. 1 )





                     Pittston Company - Pittston BAX Group
                                (Name Of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    725701882
                                 (Cusip Number)


                                            (Continued on the following page(s))

                                                               Page 1 of 6 Pages

CUSIP No.   725701882        13G                               Page 2 of 6 Pages


Pittston Company - Pittston BAX Group


1        NAME OF REPORTING PERSON
         S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
         The Chase Manhattan Corporation - CMC SS# 13-2624428
         For Pittston Company Flexi-Trust (the "Plan") SS# 54-1317776 and Trust Administered by the The Chase Manhattan Bank - CMB SS# 13-4494650

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A)
                                                                             (B)

3        SEC USE ONLY



4        CITIZENSHIP OR PLACE OF ORGANIZATION The Chase Manhattan
         Corporation - Delaware
          The Chase Manhattan Bank - New York

NUMBER                5         SOLE VOTING POWER
OF                              None
SHARES
BENEFICIALLY          6         SHARED VOTING POWER
OWNED BY                        CMC  - 1,923,136
                                CMB  - 1,923,136
                                Plan - 1,923,136

EACH                  7         SOLE DISPOSITIVE POWER
REPORTING                       None
PERSON

WITH                  8         SHARED DISPOSITIVE POWER
                                CMC  - 1,923,136
                                CMB  - 1,923,136
                                Plan - 1,923,136


 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          CMC  - 1,923,136
          CMB  - 1,923,136
          Plan - 1,923,136

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          CMC  - 9.93%
          CMB  - 9.93%
          Plan - 9.93%

12        TYPE OF PERSON REPORTING*
                            CMC  - HC
                            CMB  - BK
                            Plan - ERISA


                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).Name of Issuer:
Pittston Company - Pittston BAX Group
Item 1(b).Address of Issuer's:
16808 Armstrong Ave.
Irvine, California 92606


                Offices


Item 2(a).    Name of Person Filing: This notice is filed by The Chase Manhattan
                                     Corporation (CMC) and its wholly owned
                                     subsidiary, The Chase Manhattan Bank (CMB) and the Pittston Company Flexi-Trust (the Trust) and Trust created pursuant thereto (collectively the Filing Persons)

 Item 2(b).   Address of Principal Business        CMC:  270 Park Avenue
              Office:                                    New York, NY 10017

                                                   CMB : 270 Park Avenue
                                                         New York, NY 10017
Item 2(c).    Citizenship:                         CMC - Delaware
                                                   CMB - New York

Item 2(d).    Title of Class of Securities:              Common Shares

Item 2(e).    CUSIP Number:                              725701882

                           PITTSON COMPANY-PITTSTON BAX GROUP


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act.

          (b) [X] Bank as defined in Section 3(a)(6) of the Act.

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

          (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

          (h) [ ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)     Amount Beneficially Owned:                  CMC  -  1,923,136
                  As of December 31, 1998                     CMB  -  1,923,136
                  Plan -  1,923,136

          (b)     Percent of Class:                            CMC  - 9.93 %
                                                               CMB  - 9.93 %
                                                               Plan - 9.93%

          (c)     Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:
                                                             None


             (ii) Shared power to vote or to direct the vote:
                         The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 1,923,136 shares of Common Stock. Chase and CMC share the power to dispose or direct the disposition of 0 shares of Common Stock.

                           PITTSTON COMPANY-PITTSTON BAX GROUP

          (iii) Sole power to dispose or to direct the disposition of:
                      None

           (iv) Shared power to dispose or to direct the disposition of:


The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 1,923,136 shares of Common Stock.

Chase and CMC share the power to dispose or direct the disposition of 0 shares of Common Stock.

The 1,923,136 shares of Common Stock are held in the Trust created pursuant to the Pittston Company Flexi-Trust Agreement and dated December 7, 1992, and as subsequently amended between Chase as the Master Trustee (the Master Trustee) and Pittston Company, for the benefit of Participants in the Plan (Trust).

Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange and Common Stock beneficially owned by the Trust as directed by Participants in the Plan(the Participants).

For this purpose, each Participant acts in the capacity of a named Fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, exchange and any other rights appurtenant to such stock.

Under the terms of the Trust, The Master Trustee will vote shares of Common Stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocated shares of Common Stock, together with any allocated shares for which no instructions are received, are voted by the Master Trustee in the same proportion as the shares of Common Stock for which instructions are received.

The administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances

The actions of the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.



Item 5.    Ownership of Five Percent or Less of a Class:
           Not applicable


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:


Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

           Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.    Identification and Classification of Members of this Group:

           Not applicable.

Item 9.    Notice of Dissolution of Group:

           Not applicable.

                           PITTSTON COMPANY-PITTSTON BAX GROUP



Item 10.   Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:        Februray 16, 1999


The  Chase Manhattan Bank                        THE CHASE MANHATTAN CORPORATION


/S/ Stuart A. Ruggles                               /S/ Anthony J. Horan
                 Stuart A. Ruggles                      Anthony J. Horan
                 Trust Compliance Officer               Corporate Secretary